EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Duke Realty Corporation:

We consent to the use of our reports dated February 28, 2005, with respect to the consolidated balance sheets of Duke Realty Corporation and Subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of operations, cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2004 and the related financial statement schedule III as of December 31, 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004 which reports appear in the December 31, 2004 annual report on Form 10-K of Duke Realty Corporation and are incorporated herein by reference in the registration statement on Form S-8 of Duke Realty Corporation.

/s/ KPMG LLP

Indianapolis, Indiana
April 26, 2005